Exhibit 17.1

Robert N. McFarland
2905 Sparkling Brook Lane
Austin, Texas 78746
512-330-9169

December 3, 2009

Khoa & Ezenia Board Member
14 Celina Ave., Suite 17

Nashua, NH 03063

I regret to inform you that I must submit my resignation as a member of the Board of Directors of Ezenia effective immediately. For many months now I have disagreed with the direction and performance of the Company. I have especially been troubled by the consistent turnover of sales and management personnel and the bleeding of cash from quarter to quarter.

I do not believe the Ezenia product any longer has a place in the DoD collaboration marketplace. It appears that for some time there has been no demand for the product to allow growth for the Company. As you know, I favor dissolving the Company while there is still some cash to repay stockholders. I know my view is not shared by many on the Board. My vacating the Board will allow the Company an opportunity to add two new Board Members that may better represent the views of outside stockholders.

Sincerely,

/s/ Robert N. McFarland
Robert N. McFarland